# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Element Solutions Inc, CIK 0001590714
CUSIP: 28618M106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 South Pointe Drive, Suite 200, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Sir Martin E. Franklin, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 11,282,983; sole dispositive power 0; shared dispositive power 11,282,983; aggregate amount beneficially owned 11,282,983 (4.6% of the class)
- Martin E. Franklin Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 8,603,806; sole dispositive power 0; shared dispositive power 8,603,806; aggregate amount beneficially owned 8,603,806 (3.5% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,699,912; sole dispositive power 0; shared dispositive power 7,699,912; aggregate amount beneficially owned 7,699,912 (3.2% of the class)
- MEF Holdings II, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,784,500; sole dispositive power 0; shared dispositive power 1,784,500; aggregate amount beneficially owned 1,784,500 (0.7% of the class)
- Ian G.H. Ashken (CIK 0001093725): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,674,285; sole dispositive power 0; shared dispositive power 1,674,285; aggregate amount beneficially owned 1,674,285 (0.7% of the class)
- Tasburgh, LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 1,353,995; sole dispositive power 0; shared dispositive power 1,353,995; aggregate amount beneficially owned 1,353,995 (0.6% of the class)
- Nancy and Ian Ashken Investment Trust LLLP (f/k/a IGHA Holdings, LLLP): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 306,880; sole dispositive power 0; shared dispositive power 306,880; aggregate amount beneficially owned 306,880 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Element Solutions Inc
Address of issuer's principal executive offices: 500 South Pointe Drive, Suite 200, Miami Beach, Florida (FL), 33139
Comment: This Amendment No. 12 (this "Amendment") amends the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on January 27, 2014 (as amended by Amendment No. 1 filed on March 14, 2014, Amendment No. 2 filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015, Amendment No. 5 filed on September 16, 2016, Amendment No. 6 filed on December 19, 2017, Amendment No. 7 filed on May 3, 2018, Amendment No. 8 filed on November 21, 2018, Amendment No. 9 filed on November 8, 2019, Amendment No. 10 filed on February 28, 2020 and Amendment No. 11 filed on June 30, 2020 the "Statement"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Element Solutions Inc, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 South Pointe Drive, Suite 200, Miami Beach, Florida. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. This Amendment also constitutes an "exit filing" for the Reporting Persons (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by the addition of the following:

On March 23, 2026, the Proxy Agreement dated February 27, 2020 was terminated, effective immediately (the "Termination"). Pursuant to the Proxy Agreement, Franklin had the power to vote the Tasburgh shares of Common Stock during the proxy term. As a result of the termination of the Proxy Agreement, Franklin no longer has beneficial ownership of the shares of Common Stock owned by Tasburgh.

In 2022, the Proxy Agreement given by Powder Horn Hill Partners II, LLC terminated by its terms, and as such, the Lillie Reporting Persons ceased to be Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

As of the date hereof, Franklin beneficially owns and has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 11,282,983 shares of Common Stock controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons. Each of the Franklin Trust, MEF Holdings and MEF Holdings II has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 8,603,806, 7,699,912 and 1,784,500 shares of Common Stock, respectively. The shares beneficially owned by Franklin consist of (i) 1,784,500 shares held directly by MEF Holdings II, (ii) 2,848,971 shares of Common Stock held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 569,794 of which are held directly by the Franklin Trust), (iii) 5,915,412 shares of Common Stock held directly by MEF Holdings, (iv) 400,000 shares of Common Stock held directly by the Sir Martin E. Franklin Family Trust, and (v) 334,100 shares of Common Stock held directly by the Franklin Trust. In the aggregate, such 11,282,983, 8,603,806, 7,699,912 and 1,784,500 shares of Common Stock represent approximately 4.6%, 3.5%, 3.2% and 0.7%, respectively, of all outstanding shares of Common Stock (calculated based on 243,578,414 shares of Common Stock outstanding on February 12, 2026 (as reported in the Issuer's Annual Report on Form 10-K filed on February 18, 2026)).

As of the date hereof, Ashken may be deemed to beneficially own and has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 1,674,285 shares of Common Stock. The shares beneficially owned by Ashken consist of (i) 306,880 shares of Common Stock held directly by the Nancy and Ian Ashken Investment Trust LLLP (ii) 1,353,995 shares of Common Stock held directly by Tasburgh and (iii) 13,410 shares of Common Stock held directly by a second family trust. In the aggregate, such 1,674,285 shares of Common Stock represent approximately 0.7% of all outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Paragraph (e) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's Common Stock outstanding. The filing of this Amendment constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information regarding the Termination under Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement among the Reporting Persons, dated March 23, 2026.

Exhibit B - Notice of Termination, dated March 23, 2026.

## Signatures
- Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (03/23/2026)
- Martin E. Franklin Revocable Trust: /s/ Martin E. Franklin, Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust (03/23/2026)
- MEF Holdings, LLLP: MEF Holdings, LLC, MEF Holdings, LLC / General Partner (03/23/2026)
- MEF Holdings, LLLP: Mariposa Capital, LLC, Mariposa Capital, LLC / Manager (03/23/2026)
- MEF Holdings, LLLP: /s/ Desiree DeStefano, Desiree DeStefano / Chief Financial Officer (03/23/2026)
- MEF Holdings II, LLLP: MEF Holdings, LLC, MEF Holdings, LLC / General Partner (03/23/2026)
- MEF Holdings II, LLLP: Mariposa Capital, LLC, Mariposa Capital, LLC / Manager (03/23/2026)
- MEF Holdings II, LLLP: /s/ Desiree DeStefano, Desiree DeStefano / Chief Financial Officer (03/23/2026)
- Ian G.H. Ashken: /s/ Ian G.H. Ashken, Ian G.H. Ashken (03/23/2026)
- Tasburgh, LLC: /s/ Ian G.H. Ashken, Ian G.H. Ashken / Managing Member (03/23/2026)
- Nancy and Ian Ashken Investment Trust LLLP (f/k/a IGHA Holdings, LLLP): /s/ Nancy and Ian Ashken Investment Trust LLC, Nancy and Ian Ashken Investments LLC / General Partner (03/23/2026)
- Nancy and Ian Ashken Investment Trust LLLP (f/k/a IGHA Holdings, LLLP): /s/ Ian G.H. Ashken, Ian G.H. Ashken / Managing Member (03/23/2026)